DIGITAL DEVELOPMENT PARTNERS, INC.

3505 Yucca Drive – Suite 104

Flower Mound, Texas 75028

December 7, 2020

VIA EDGAR

Edward M. Kelly, Senior Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Development Partners, Inc.
Post-Qualification Amendment 1 to Offering Statement on Form 1-A Filed November 4, 2020; Amended December 1, 2020 File No. 024-11215

Dear Mr. Kelly:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (the “PQA#1”) be accelerated and that the PQA#1 be declared qualified December 10, 2020, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the PQA#1 will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ FABIAN G. DENEAULT

Fabian G. Deneault

President

Digital Development Partners, Inc.